Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Present at The LD 500 Virtual Conference

BEIJING, August 25, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced that it will be presenting at the LD 500 investor conference on Thursday, September 3, 2020 at 9:00-9:20AM EST. Yu (Brian) Chen, CFO of Xinyuan, will be presenting to a live virtual audience.

The LD 500 will take place on September 1 through September 4.

View Xinyuan’s profile here: http://www.ldmicro.com/profile/XIN

Interested investors who wish to request a meeting should contact their institutional sales representative at LD Micro or Ms. Julia Qian at Julia@blueshirtgroup.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

About LD Micro

Back in 2006, LD Micro began with the sole purpose of being an independent resource to the microcap world.

What started as a newsletter highlighting unique companies, has transformed into the pre-eminent event platform in the space.

The upcoming "500" in September is the Company's most ambitious project yet, and the first event that is accessible to everyone.

For those interested in attending, please contact David Scher at david@ldmicro.com or visit www.ldmicro.com for more information.

Investor Contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com